FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

41-41-785-8888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

DISCRIPTION OF AMENDMENTS TO THE 2002 ALCON INCENTIVE PLAN

The Board of Directors of Alcon, Inc. (the “Corporation”) previously adopted the 2002 Alcon Incentive Plan, effective March 18, 2002 (the “2002 Plan”), for the benefit of its employees, non-employee directors and their beneficiaries and previously amended Sections 3.2(9), 4.2 and 4.5 of the 2002 Alcon Incentive Plan February 2005.

Section 6.1 of the 2002 Plan authorizes the Corporation to amend the 2002 Plan from time to time.

In December 2005, the Board of Directors amended the 2002 Plan effective as of January 1, 2006 to allow for the award of Stock Appreciation Rights to non-employee directors, to effect the foregoing, Sections 4..2 of the 2002 Plan was amended.

Attached as Exhibit 99.1 is a copy of the 2002 Plan amended effective as of January 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	December 15, 2005	By	/s/ Joanne Beck
Name: Joanne Beck
Title: : General Manager

Date	December 15, 2005	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact